Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 3
DATED NOVEMBER 19, 2012
TO THE PROSPECTUS DATED OCTOBER 18, 2012
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 3 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated October 18, 2012, as previously supplemented by Supplement No. 1 dated October 29, 2012 and Supplement No. 2 dated November 13, 2012.  Unless otherwise defined in this Supplement No. 3, capitalized terms used herein have the same meanings as set forth in the prospectus.

Description of Real Estate Assets

Potential Investments in Real Estate Assets

We are evaluating the potential purchase of the following properties.  We distinguish potential investments from those investments that are considered “probable.”  We consider an acquisition to be “probable” only once the due diligence for that property has been completed and we have satisfied certain other requirements including, but not limited to, board approval.  The decision to acquire the following properties will generally depend upon a number of factors, including our ability to finance a portion of the purchase price, including the terms and conditions of any borrowing, and to raise sufficient net proceeds from our public offering, satisfaction of the conditions to the acquisition contained in the purchase contracts, the completion of due diligence and the receipt of appraisals, environmental reports and lease information.  We may decide not to acquire some or all of the properties.

Dollar General Portfolio. We are evaluating the purchase of twelve single-tenant properties, all of which are net leased to Dolgencorp, LLC, a subsidiary of Dollar General Corporation (“Dollar General”). IREA has entered into a purchase agreement letter with Highwood Investments LLC, an unaffiliated third party, which IREA intends to assign to us or one or more of our wholly owned subsidiaries, to acquire fee simple interests in the twelve locations for an aggregate purchase price of approximately $14.0 million, plus closing costs. IREA has not assigned this contract to us. Until that time, we have no obligation under the contract between IREA and the seller.

Dolgencorp, LLC (“Dolgencorp”) leases each property pursuant to a fifteen year, triple-net lease expiring in 2027, with a five year renewal provision at the option of Dolgencorp. These triple-net leases require Dolgencorp to pay all costs associated with each property, including real estate taxes, insurance, utilities and routine maintenance in addition to the base rent. Dollar General has guaranteed all rents and other sums due under each lease if Dolgencorp defaults. The tenant at each of the properties will be required by its respective lease to pay for real estate taxes, common area maintenance and insurance costs.

The table below provides summary information for each property (dollar amounts stated in thousands, except for per square foot amounts):

Property Name	Approx. Purchase to be Price Paid at Closing	Total Square Feet or Number of Units	Approx. Annualized Base Rent (1)	Average Annualized Base Rent per Square Foot (1)	Average Remaining Lease Term in Years	Economic Occupancy (2)	Physical Occupancy	Competitive Properties Within 10 Miles of the Property (3)
Dollar General	$1,220	9,026	$92	$10.23	15	100%	100%	15
—Mobile, AL

Dollar General	$1,209	9,100	$91	$10.05	15	100%	100%	17
—Mobile, AL

Dollar General	$1,219	9,100	$92	$10.14	15	100%	100%	14
—Mobile, AL

Dollar General	$1,248	9,026	$94	$10.47	15	100%	100%	4
—LaGrange, GA

Dollar General	$1,368	9,026	$103	$11.47	15	100%	100%	5
—LaGrange, GA

Dollar General	$1,145	9,100	$86	$9.52	15	100%	100%	4
—LaGrange, GA

Dollar General	$1,062	9,026	$80	$8.91	15	100%	100%	4
—Valley, AL

Dollar General	$1,073	9,026	$81	$9.00	15	100%	100%	1
—Shiloh, GA

Dollar General	$1,060	9,100	$80	$8.82	15	100%	100%	8
—Cleveland, TN

Dollar General	$1,251	9,026	$94	$10.49	15	100%	100%	10
—Maryville, TN

Dollar General	$1,179	9,026	$89	$9.89	15	100%	100%	3
—Brooks, GA

Dollar General	$962	9,026	$72	$8.07	15	100%	100%	2
—Daleville, AL

(1)  Annualized base rent is calculated by annualizing the in-place monthly base rent for leases as of the date of this supplement, including any tenant concessions, such as rent abatement or allowances, that may have been granted.

(2) As used herein, economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.  Additionally, it excludes vacant spaces subject to earnout agreements that are anticipated at acquisition.

(3) As used herein, competitive properties is defined as similar discount retail centers.

Because these properties are either newly-constructed or in the process of being constructed, there is no prior occupancy or average effective annual rental information.

We believe that each property is suitable for its intended purpose and adequately covered by insurance. If we decide to acquire the properties, we do not intend to make significant renovations or improvements to any of the properties. According to its public filings, Dollar General is the largest discount retailer in the United States by number of stores, with 10,203 stores located in 40 states as of

August 3, 2012, the majority of which are located in smaller markets in the southern, southwestern, midwestern and eastern United States.

Newington Fair Shopping Center.  We are evaluating the potential purchase of a 186,205 square foot retail center known as Newington Fair Shopping Center, located in Newington, Connecticut.  IREA has entered into an agreement to acquire the property from an unaffiliated third party for approximately $17.5 million, plus closing costs.  If we decide to acquire this property, IREA will assign the contract rights to acquire the property to us or one of our subsidiaries.  IREA has not assigned this contract to us.  Until that time, we have no obligation under the contract between IREA and the seller.

Among the items we are considering in determining to pursue acquiring Newington Fair Shopping Center include, but are not limited to, the following:

•                                          The property includes a vacant pad of 6,500 square feet for future development.

•                                          The property is shadow anchored by a Toys R Us and a supermarket, Stew Leonard’s. We will not own the shadow space.

•                                          The property is currently 100% occupied.

•                                          We believe the property is well situated in Connecticut.  Newington is bordered by Hartford as well as the Hartford suburbs of Wethersfield, Rocky Hill, Berlin, New Britain, Farmington, and West Hartford.

As of November 19, 2012, Newington Fair Shopping Center was 100% leased to two tenants.  The weighted-average remaining lease term for the two tenants occupying the property is approximately fourteen years. The two tenants of the property are: (i) Sam’s Club, which is on a ground lease for 134,605 square feet, or 72.3% of the total gross leasable area of this property, excluding the vacant pad, paying an annual base rent of $301,852; and (ii) LA Fitness, which leases 51,600 square feet, or 27.7% of the total gross leasable area of this property, excluding the vacant pad, paying an annual base rent of $954,600, which is scheduled to increase to: (a) $983,238 in June 2014; and (b) $1,012,735 in June 2019.  The Sam’s Club lease expires in June 2028, and the LA Fitness lease expires in June 2024.

We believe that Newington Fair Shopping Center is suitable for its intended purpose and adequately covered by insurance. If we decide to acquire the property, we do not intend to make significant renovations or improvements. There are thirteen competitive shopping centers located within approximately three miles of the property.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 207.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of November 19, 2012.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor in connection with our formation:	20,000	200,000	—	200,000

Shares sold in the offering:	222,222.222	2,000,000	—	2,000,000

Shares sold pursuant to our distribution reinvestment plan:	—	—	—	—

Shares purchased pursuant to our share repurchase program:	—	—	—	—
Total:	242,222.222	$2,200,000	$—	$2,200,000

(1)         Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)         Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)         The amount indicated under net proceeds is prior to issuer costs.